Filed by Roslyn Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Roslyn Bancorp, Inc.
                                                      Commission File No. 0-2886

            On June 27, 2003, New York Community Bancorp, Inc., a Delaware corporation, and Roslyn Bancorp, Inc., a Delaware corporation, jointly issued the following press release:

      FOR IMMEDIATE RELEASE

      Contact:  Ilene A. Angarola
                First Senior Vice President
                Investor Relations
                New York Community Bancorp, Inc.
                (516) 683-4420

      Contact:  Mary M. Feder
                Vice President
                Investor Relations
                Roslyn Bancorp, Inc.
                (516) 942-6150


            NEW YORK COMMUNITY BANCORP, INC. AND ROSLYN BANCORP, INC.
              ANNOUNCE A STRATEGIC MERGER VALUED AT $1.579 BILLION

        GREATER THAN 10% ACCRETION IN DILUTED GAAP EPS EXPECTED IN 2004;
              SECURITIES PORTFOLIO TO BE DOWNSIZED BY $3.5 BILLION;
  UP TO 5.0 MILLION SHARES AUTHORIZED FOR REPURCHASE BY NYCB BOARD OF DIRECTORS

            - Creates the NY Metro region's largest community bank, with a pro forma market cap of $5.4 billion

            -     Is immediately accretive to both GAAP and cash earnings

            - Combines a premier asset generator with a premier deposit accumulator

            - Strengthens the company's capacity for capital generation and capital management initiatives

            -     Increases deposit market share in Brooklyn, Queens, and Long
                  Island

            - $3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

            - Creates a significant opportunity for shareholder value creation



Westbury and Jericho, N.Y., June 27, 2003 - New York Community Bancorp, Inc. (NYSE: NYB) and Roslyn Bancorp, Inc. (Nasdaq: RSLN) today announced the signing of a definitive agreement under which the two companies will combine in a strategic merger. The transaction, which is valued at approximately $1.579 billion, is expected to close in the fourth quarter of 2003, pending shareholder and regulatory approval, and to be immediately accretive to diluted earnings per share.

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Roslyn Bancorp ("Roslyn") will merge with and into New York Community Bancorp ("New York Community") and The Roslyn Savings Bank will operate as a division of New York Community Bank. Shareholders of Roslyn will receive 0.75 of a share of New York Community common stock in exchange for each share of Roslyn stock held at the merger date. The transaction, which is tax-free to Roslyn's shareholders, values each share of Roslyn at $20.33, based on New York Community's closing price of $27.10 at June 26, 2003.

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New York Community Bancorp and Roslyn Bancorp to Combine in Strategic Merger

Upon the signing of the agreement, the Board of Directors of New York Community also increased its existing share repurchase authorization to enable the Company to repurchase up to 5.0 million shares of its common stock over the next twelve months.

The combined company is expected to have assets of approximately $20.0 billion, including loans of approximately $9.0 billion and securities of approximately $11.8 billion. The company expects to implement a strategic balance sheet restructuring plan, including a $3.5 billion reduction in the securities portfolio.

The combined company will also have a network of 145 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey with total deposits of approximately $11.3 billion, including core deposits of approximately $6.0 billion. In addition to 23 branches on Staten Island, where New York Community Bank already ranks second among all financial institutions, with a 22% share of deposits, the combined company will now have 32 branches in Queens County, where it will rank fourth among all financial institutions, with a 9.4% deposit share. On Long Island and in Brooklyn, the combined company will now have 59 and 9 branches, respectively, contributing to its pro forma rank as the New York Metro region's fourth largest financial institution, with a 7.6% deposit share.

Under the agreement and plan of merger, Joseph R. Ficalora will continue to serve as President and Chief Executive Officer of the combined company. Joseph
L. Mancino, Vice Chairman, President, and Chief Executive Officer of Roslyn, and Michael F. Manzulli, current New York Community Chairman, will serve as Co-Chairmen of the Board. New York Community will have eleven Board members, including Executive Vice President and Chief Lending Officer James J. O'Donovan, who was appointed to the Board of Directors on June 26, 2003. Mr. Mancino will be one of five members of the Roslyn Board of Directors to join the Board of Directors of the combined company.

Commenting on the merger, Mr. Ficalora stated, "We are very excited about the prospects for this combined company to grow earnings and market share. The merger joins two friendly competitors to create a powerhouse multi-family lender and a premier accumulator of deposits within the attractive metro New York marketplace. It also joins two highly efficient companies whose managements have a successful record of post-merger integrations; between us, we've completed seven merger transactions, each one exceeding expectations with regard to earnings accretion and cost savings achieved.

"Like our acquisition of Haven, announced three years ago today, and our merger with Richmond County, announced nine months later, the Roslyn deal will be immediately accretive to earnings and provide us with a platform for significant capital growth," Mr. Ficalora said. "Furthermore, it provides an opportunity to significantly enhance shareholder value, which is, consistently, the driving force behind every action we take."

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                                                                               3

New York Community Bancorp and Roslyn Bancorp to Combine in Strategic Merger

"Building on the success we achieved in connection with our two prior merger transactions," Mr. Ficalora continued, "we will once again implement a strategic balance sheet restructuring plan. The first step will be a reduction in securities of about $3.5 billion, with the resultant cash flows used to reduce wholesale borrowings. Notwithstanding the downsizing, we expect our 2004 diluted GAAP earnings per share to reflect approximately 10.0% accretion, including anticipated pre-tax cost savings of $30.8 million within the first year. The result will be a more flexible company with higher quality assets and far less exposure to extension and interest rate risk. In addition, the restructuring will position us well to grow earnings through the production of high-quality loans funded by the cash flows from lower-yielding securities," Mr. Ficalora said.

"We are very pleased to align our company with New York Community Bancorp," commented Joseph L. Mancino, Roslyn Bancorp's Vice Chairman, President, and Chief Executive Officer. "We believe this is an excellent opportunity to combine two premier institutions for the benefit of our shareholders and customers, alike. The proposed merger clearly illustrates our Board's commitment to enhancing shareholder value. New York Community Bancorp is highly regarded by the financial community, has a demonstrated capacity to generate earnings growth, and is focused on providing substantial shareholder returns. Roslyn brings to the table an exceptional deposit gathering franchise and a loyal customer base. Together we will create the NY Metro region's largest community bank when measured by market capitalization and build a platform for continued momentum in shareholder returns."

Also commenting on the merger, New York Community Bancorp Chairman Michael F. Manzulli stated, "I look forward to partnering with Joe Mancino and his colleagues from Roslyn to extend New York Community's significant record of asset and earnings growth. In the two years since Richmond County made a similar move, we have created significant value for both companies' investors, and have significantly expanded the services we offer to our customers and communities. We look forward to achieving more of the same through the proposed merger with Roslyn and to welcoming their customers to the New York Community banking family."

In connection with the merger agreement, New York Community and Roslyn have each been issued an option to purchase, under certain circumstances, up to 19.9% of the other's common stock.

New York Community and Roslyn will conduct a conference call on Friday, June 27, 2003, at 9:00 a.m. Eastern Time, to elaborate on the strategic and financial implications of the merger. Details about the conference call and simultaneous web cast appear on the following page.

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                                                                               4

New York Community Bancorp and Roslyn Bancorp to Combine in Strategic Merger

      Access Code for Dial-in and Replay:       387994
      Dial-in   (Domestic):                 (800) 289-0529
                (International):            (913) 981-5523
      Replay:                               June 27 (Noon) - June 30 (5:00 p.m.)
                (Domestic):                 (888) 203-1112
                (International):            (719) 457-0820

The conference call will be simultaneously webcast at www.myNYCB.com and www.roslyn.com, and archived through 5:00 p.m. on June 30th.

New York Community Bancorp, Inc. is the $12.0 billion holding company for New York Community Bank and the sixth largest thrift in the nation, based on current market capitalization. The company serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and currently operates through six community divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York Metro region, with 54 in-store branches, the Bank is one of the leading producers of multi-family loans in New York City. Additional information about the Company is available at www.myNYCB.com.

Roslyn Bancorp, Inc. is the $10.9 billion holding company for The Roslyn Savings Bank and is among the five largest publicly traded thrift institutions in New York. The Bank operates 37 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens, and the Bronx. Additional information about the Company is available at www.roslyn.com.

New York Community Bancorp and Roslyn Bancorp will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC").

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

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                                                                               5

New York Community Bancorp and Roslyn Bancorp to Combine in Strategic Merger

The directors, executive officers, and certain other members of management of New York Community Bancorp and Roslyn Bancorp may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

             FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, and the associated conference call, web cast, other written materials, and statements management may make, may contain certain forward-looking statements regarding the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release and the associated conference call and web cast: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.